UNITED STATES OF AMERICA

BEFORE THE

U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

First Amended and Restated Application Pursuant to Sections 6(c) and 23(c)(3)

of the Investment Company Act of 1940 (the “Act”) for an Order Granting

Certain Exemptions from the Provisions of Rule 23c-3 thereunder

In the Matter of the Application of:

Blackstone / GSO Floating Rate Enhanced Income Fund

345 Park Avenue, 31st Floor

New York, NY 10154

and

GSO / Blackstone Debt Funds Management LLC

345 Park Avenue, 31st Floor

New York, NY 10154

and

Blackstone Advisory Partners L.P.

345 Park Avenue, 10th Floor

New York, NY 10154

THIS APPLICATION (INCLUDING EXHIBITS) CONSISTS OF 22 PAGES.

PLEASE DIRECT ALL COMMUNICATIONS REGARDING THIS APPLICATION TO:

Sarah E. Cogan, Esq.

Rajib Chanda, Esq.

Simpson Thacher & Bartlett LLP

900 G Street, N.W.

Washington, D.C. 20001

WITH COPIES TO:

Marisa J. Beeney, Esq.

GSO Capital Partners LP

345 Park Avenue, 31st Floor

New York, NY 10154

C.B. Richardson, Esq.

Blackstone Advisory Partners L.P.

345 Park Avenue, 10th Floor

New York, NY 10154

UNITED STATES OF AMERICA

Before the

SECURITIES AND EXCHANGE COMMISSION

In the Matter of:
FIRST AMENDED AND RESTATED APPLICATION PURSUANT TO SECTIONS 6(C) AND 23(C)(3) OF
BLACKSTONE / GSO FLOATING	THE INVESTMENT COMPANY ACT OF 1940,
RATE ENHANCED INCOME FUND	AS AMENDED, FOR AN ORDER GRANTING AN
EXEMPTION FROM CERTAIN PROVISIONS OF
AND	RULE 23C-3 THEREUNDER

GSO / BLACKSTONE DEBT
FUNDS MANAGEMENT LLC AND
BLACKSTONE ADVISORY
PARTNERS L.P.

Investment Company Act of 1940 File No. 812-14796

I. THE PROPOSAL

Blackstone / GSO Floating Rate Enhanced Income Fund (“BGFREI”) is a newly organized Delaware statutory trust registered under the Investment Company Act of 1940, as amended (the “Act”), as a continuously offered, non-diversified, closed-end management investment company that will be operated as an interval fund. BGFREI is externally advised by GSO / Blackstone Debt Funds Management LLC1 (the “Adviser”). Blackstone Advisory Partners L.P.2 (the “Distributor”) is the principal underwriter and distributor of the Fund’s shares. BGFREI, the Adviser and the Distributor are referred to herein as the “Applicants.”

The Applicants hereby seek an order (the “Order”) from the U.S. Securities and Exchange Commission (the “Commission” or the “SEC”) pursuant to Sections 6(c) and 23(c)(3)

[1]	GSO / Blackstone Debt Funds Management LLC, the Fund’s registered investment adviser, is a wholly owned subsidiary of GSO Capital Partners LP (collectively with its affiliates, “GSO”), a registered investment adviser. GSO is the credit platform of The Blackstone Group L.P. (collectively with its affiliates, “Blackstone”), which is a leading global manager of private capital.
[2]	Blackstone Advisory Partners L.P., the Fund’s principal underwriter and distributor, is a registered broker-dealer, a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”) and is a wholly controlled subsidiary of Blackstone.

of the Investment Company Act of 1940, as amended (the “Act”), for an exemption from certain provisions of Rule 23c-3 under the Act to permit BGFREI to make repurchase offers to its respective common shareholders every month and to provide notification to its respective common shareholders of an upcoming repurchase offer no less than seven and no more than fourteen calendar days in advance of the repurchase request deadline.

Applicants request that the Order also apply to any continuously offered registered closed-end management investment company that has been previously organized or that may be organized in the future for which the Adviser or any entity controlling, controlled by, or under common control with the Adviser, or any successor in interest to any such entity,3 acts as an investment adviser and which operates as an interval fund pursuant to Rule 23c-3 under the Act (each a “Future Fund” and, together with BGFREI, the “Funds”). Any of the Funds relying on this relief in the future will do so in compliance with the terms and conditions of this application (the “Application”). Applicants represent that each entity presently intending to rely on the requested relief is listed as an Applicant. Unless otherwise provided relief, the Funds will comply with all other provisions of Rule 23c-3. Terms as used in this application that are defined in Rule 23c-3 have the same meaning as they are given in Rule 23c-3.

II. STATEMENT OF FACTS

Blackstone / GSO Floating Rate Enhanced Income Fund

BGFREI is a newly organized Delaware statutory trust registered under the Act as a continuously offered, non-diversified, closed-end management investment company that will be operated as an interval fund. BGFREI’s investment objective is to provide attractive current income with low sensitivity to rising interest rates. BGFREI’s common shares are not listed on any securities exchange, and BGFREI anticipates that no secondary market will develop for the common shares.

Under normal market conditions, BGFREI will invest at least 80% of its Managed Assets (as defined below) in floating rate loans, notes, or bonds. In addition, BGFREI may invest up to 20% of its Managed Assets in each of: (i) structured products (including, without limitation, the rated debt tranches of collateralized loan obligations, floating rate mortgage-backed securities and credit linked notes), (ii) derivatives, including credit derivatives, (iii) warrants and equity securities that are incidental to BGFREI’s purchase of floating rate instruments or acquired in connection with a reorganization of a borrower or issuer and (iv) fixed rate instruments (including, without limitation, high-yield corporate debt securities, or bonds, or U.S. government debt securities). To the extent that a structured product or a security underlying a derivative is, or is composed of, a floating rate instrument, BGFREI will not include such derivative for the purposes of BGFREI’s 80% policy. BGFREI may invest in securities of any credit quality, maturity and duration. BGFREI may invest in U.S. dollar and non-U.S. dollar denominated securities of issuers located anywhere in the world, and of issuers that operate in any industry. In pursuing BGFREI’s investment objective, the Adviser will seek to enhance BGFREI’s return by the use of leverage. “Managed Assets” means net assets plus the amount of any borrowings and the liquidation preference of any preferred shares that may be outstanding.

[3]	A successor in interest is limited to an entity that results from reorganization into another jurisdiction or a change in the type of business organization.

BGFREI will be operated as an interval fund pursuant to Rule 23c-3 under the Act and may offer its shareholders an exchange feature under which the shareholders of BGFREI may, in connection with BGFREI’s periodic repurchase offers, exchange their shares of BGFREI for shares of the same class of (i) registered open-end investment companies or (ii) other registered closed-end investment companies that comply with Rule 23c-3 under the Act and continuously offer their shares at NAV, that are in BGFREI’s group of investment companies (collectively, the “Other Funds”). Shares of any of the Funds operating pursuant to Rule 23c-3 under the Act that are exchanged for shares of Other Funds will be included as part of the amount of the repurchase offer amount for such Fund as specified in Rule 23c-3 under the Act. Any exchange option will comply with Rule 11a-3 under the Act, as if BGFREI were an open-end investment company subject to Rule 11a-3. In complying with Rule 11a-3 under the Act, BGFREI will treat an early withdrawal charge as if it were a contingent deferred sales load.4

As further discussed below, BGFREI seeks an Order to make offers to repurchase a portion of its common shares at one-month intervals, rather than the “periodic intervals” (three, six or twelve months) specified by Rule 23b-3, and to notify common shareholders seven to fourteen calendar days in advance of the repurchase request deadlines, rather than the “no less than twenty-one and no more than forty-two days before each repurchase request deadline” specified by Rule 23c-3. In connection with making monthly repurchases with modified notice provisions, BGFREI will be subject to conditions (as described herein) such that the aggregate percentage of common shares subject to repurchase in any three-month period will not exceed 25% of BGFREI’s outstanding common shares and payment for such common shares will occur at least five business days before notification of the next repurchase offer.

To the extent BGFREI receives the requested Order, BGFREI’s Board of Trustees will adopt a fundamental policy of making monthly repurchase offers. In addition, prior to relying on the requested Order, BGFREI will obtain the approval of its sole initial shareholder to adopt a fundamental policy to permit monthly repurchase offers. BGFREI will disclose in its prospectus and annual reports its fundamental policy to make monthly offers to repurchase a portion of its common shares at net asset value, less deduction of a repurchase fee, if any, as permitted by Rule 23c-3(b)(1), and the imposition of early withdrawal charges as permitted pursuant to the Multi-Class Relief (as defined below). BGFREI’s fundamental policies with respect to repurchase offers, including the periodic repurchase offer interval, will be changeable by majority vote of the holders of BGFREI’s outstanding voting securities. Monthly repurchase offers shall be for an amount not less than 5% nor more than 25% of the common shares outstanding during any three month period in accordance with any exemptive relief granted by the Commission.5 BGFREI’s

[4]	A contingent deferred sales load, assessed by an open-end fund pursuant to Rule 6c-10 of the Act, is a distribution related charge payable to the distributor. Pursuant to the requested order, the early withdrawal charge will likewise be a distribution-related charge payable to the Distributor as distinguished from a repurchase fee which is payable to BGFREI to reimburse BGFREI for costs incurred in liquidating securities in BGFREI’s portfolio. BGFREI will (and any Future Fund, as applicable, may) impose a repurchase fee of up to 2% on the common shares accepted for repurchase by BGFREI.
[5]

Applicants agree that, as a condition to the relief requested in this Application, the repurchase offer amount for the then-current monthly period, plus the repurchase offer amounts for the two monthly periods immediately preceding the then current monthly period, will not exceed 25% of its outstanding common shares, subject to any additional tendered common shares repurchased pursuant to Rule 23c-3(b)(5). BGFREI may repurchase additional tendered common shares pursuant to Rule 23c-3(b)(5) only to the extent the percentage of additional common shares so repurchased does not exceed 2% in any three-month period.

fundamental policies also specify the means to determine the dates of the repurchase request deadlines and the maximum number of days between each repurchase request deadline and the repurchase pricing date as required by Rule 23c-3(b)(2)(i)(C) and (D) and in accordance with Rule 23c-3(a)(5).6 BGFREI’s repurchase pricing date normally will be the same date as the repurchase request deadline and pricing will be determined after the close of business on that date.

BGFREI intends to offer three classes of common shares: Brokerage Class T common shares (“Class T Shares”), Advisory Class D common shares (“Class D Shares”) and Institutional Class I common shares (“Class I Shares”). BGFREI has applied for exemptive relief (“Multi-Class Relief”) from the SEC that would permit BGFREI to issue multiple classes of shares and to impose asset-based distribution fees and early-withdrawal fees. Upon receiving the Multi-Class Relief, BGFREI will offer Class I Shares, Class D Shares and Class T Shares. From time to time the Funds may create additional classes of shares, the terms of which may differ from BGFREI’s Class I Shares, Class D Shares and Class T Shares in the following respects: (i) the amount of fees permitted by different distribution plans or different shareholder services fee arrangements; (ii) voting rights with respect to a distribution and/or shareholder services plan of a class; (iii) different class designations; (iv) the impact of any class expenses directly attributable to a particular class of shares allocated on a class basis as described in this Application; (v) any differences in dividends and NAV resulting from differences in fees under a distribution and/or shareholder services plan or in class expenses; (vi) any early withdrawal charge or other sales load structure; and (vii) exchange or conversion privileges of the classes as permitted under the Act.

GSO / Blackstone Debt Funds Management LLC

The Adviser is a Delaware limited liability company formed on June 7, 2007. The Adviser is a registered investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”), and serves as the investment adviser to BGFREI. The Adviser’s address is 345 Park Ave., 31st Floor, New York, New York 10154.

[6]	A Future Fund that relies on the exemptive relief requested hereby will have fundamental investment policies in compliance with Rule 23c-3(b)(2)(i), as modified by the requested Order, which will include the date of repurchase request deadlines or the means of determining the repurchase request deadlines and the maximum number of days between each repurchase request deadline and the next repurchase pricing date (as required by Rule 23c-3(b)(2)(i)(C) and (D) and in accordance with Rule 23c-3(a)(5)). A Future Fund’s repurchase pricing date normally will be the same date as the repurchase request deadline and pricing will be determined after close of business on that date. A Future Fund will disclose in its prospectus and annual reports its fundamental policy to make monthly offers to repurchase a portion of its common shares at net asset value, less deduction of a repurchase fee, if any, as permitted by Rule 23c-3(b)(1), and the imposition of early withdrawal charges as permitted pursuant to the Multi-Class Relief. A Future Fund’s fundamental policies with respect to repurchase offers, including the periodic offer interval, will be changeable only by majority vote of the holders of such Future Fund’s outstanding voting securities. Under a Future Fund’s fundamental policy, the repurchase offer amount will be determined by such Future Fund’s board of trustees prior to each repurchase offer and will not be less than 5% of its outstanding common shares on the repurchase request deadline. Applicants agree that, as a condition to the relief requested in this application, the repurchase offer amount for the then current monthly period, plus the repurchase offer amounts for the two monthly periods immediately preceding the then-current monthly period, will not exceed 25% of its outstanding common shares, subject to any additional tendered common shares repurchased pursuant to Rule 23c-3(b)(5). A Future Fund may repurchase additional tendered common shares pursuant to Rule 23c-3(b)(5) only to the extent the percentage of additional common shares so repurchased does not exceed 2% in any three-month period.

The Applicants are not currently seeking any exemptions from the provisions of the Act with respect to the investment advisory agreement between BGFREI and the Adviser. The Adviser will provide services to BGFREI pursuant to an investment advisory agreement between BGFREI and the Adviser. Under the investment advisory agreement, subject to the supervision and direction of the BGFREI’s Board of Trustees, the Adviser will manage the Fund’s portfolio in accordance with the Fund’s investment objective and policies, make investment decisions for BGFREI, place orders to purchase and sell securities, and employ professional portfolio managers and securities analysts who provide research services to BGFREI.

The Adviser is a wholly owned subsidiary of GSO Capital Partners LP. (“GSO”) The ultimate parent of GSO is The Blackstone Group L.P. (collectively with its affiliates, “Blackstone”), which is a publicly held limited partnership listed on the New York Stock Exchange. Blackstone is a leading global alternative investment manager with investment programs concentrating in the private equity, real estate, hedge fund solutions, non-investment grade credit, secondary funds and other multi-asset class strategies.

Blackstone Advisory Partners L.P.

The Distributor is a Delaware limited partnership formed on September 27, 1988. The Distributor is a broker-dealer registered with the SEC and a member of FINRA. The Distributor’s address is 345 Park Ave., 10th Floor, New York, New York 10154.

The Distributor will act as the distributor of Class T Shares, Class D Shares and Class I Shares for the Fund on a best efforts basis, subject to various conditions, pursuant to the terms of the distribution agreement with BFFREI. The Distributor is not obligated to sell any specific amount of Class T Shares, Class D Shares and Class I Shares of the Fund.

Shares will also be offered through other brokers or dealers that will have entered into selling agreements with the Distributor. The Distributor may reallocate the full amount of the sales load to the brokers or dealers that offer shares of BGFREI. The actual front-end sales load paid by investors may vary among and within selling agents.

The Distributor is a wholly owned subsidiary of Blackstone.

Other Requirements for a Rule 23c-3 Fund

Rule 23c-3(b)(4) requires that an interval fund provide its common shareholders with notification of each quarterly repurchase offer no less than twenty-one and no more than forty-two days before each repurchase request deadline. If the Order requested herein is obtained, BGFREI (and any Future Fund) will provide common shareholders with notification of each monthly repurchase offer no less than seven and no more than fourteen days before each repurchase request deadline. BGFREI’s notification (and any Future Fund’s) notification will include, all information required by Rule 23c-3(b)(4)(i). Applicants agree that, as a condition of the relief requested in this application, BGFREI (and any Future Fund) will make payment for common shares repurchased in the previous month’s repurchase offer at least five business days before sending notification of the next repurchase offer.

BGFREI, upon commencing monthly repurchase offers, will file (and any Future Fund will file), copies of the notification with the Commission, together with Form N-23c-3, within three business days after sending the notification to common shareholders as required by Rule 23c-3(b)(4)(ii).

Pursuant to Rule 23c-3(b)(1), BGFREI, upon commencing monthly repurchase offers, will repurchase (and any Future Fund will repurchase), common shares for cash at the net asset value determined on the repurchase pricing date and will pay the holders on or before the “repurchase payment deadline,7 which will be no later than seven calendar days after the repurchase pricing date,” unless the offer is suspended or postponed as provided in Rule 23c-3(b)(3). BGFREI currently intends to make payment on the next business day following the repurchase pricing date. BGFREI will, and a Future Fund may, deduct a repurchase fee in an amount not to exceed 2% from the repurchase proceeds payable to tendering common shareholders, in compliance with Rule 23c-3(b)(1), and then only to the extent such repurchase fee is reasonably intended to compensate BGFREI (and any Future Fund) for expenses directly related to the repurchase. Such a fee would be in addition to the early withdrawal charges BGFREI (or any Future Fund relying on the Multi-Class Relief or similar relief) may charge pursuant to the Multi-Class Relief or similar relief. BGFREI, upon commencing monthly repurchase offers, will not condition (and any Future Fund will not condition), a repurchase offer upon tender of any minimum amount of common shares.

BGFREI, upon commencing monthly repurchase offers, will comply (and any Future Fund will comply), with the pro ration and other allocation requirements applicable if common shareholders tender more than the repurchase offer amount in accordance with Rule 23c-3(b)(5). BGFREI, upon commencing monthly repurchase offers, will permit (and any Future Fund will permit), tenders to be withdrawn or modified at any time until the repurchase request deadline, but does not and will not permit tenders to be withdrawn or modified thereafter in accordance with Rule 23c-3(b)(6). BGFREI, upon commencing monthly repurchase offers, will compute (and any Future Fund will compute), the net asset value for its common shares in accordance with Rule 23c-3(b)(7). BGFREI (and any Future Fund) will not suspend or postpone a repurchase offer except pursuant to the vote of a majority of its trustees, including a majority of its Disinterested Trustees (as defined below), and only under the limited circumstances specified by Rule 23c-3(b)(3)(i). At least a majority of the trustees of the BGFREI will be (and at least a majority of trustees of any Future Fund will be) persons who are not interested persons of BGFREI (or a Future Fund, as applicable) within the meaning of Section 2(a)(19) of the Act (“Disinterested Trustees”), and the selection or nomination of those trustees is, in the case of BGFREI, or will be, in the case of any Future Fund, committed to the discretion of the Disinterested Trustees in accordance with Rule 23c-3(b)(8)(i). BGFREI (and any Future Fund) will comply with Rule 23c-3(b)(8)’s requirements with respect to its Disinterested Trustees and their legal counsel. Any senior security issued by BGFREI (and any Future Fund) or other indebtedness of BGFREI (and any Future Fund) will either mature by the next repurchase pricing date or provide for BGFREI’s (or Future Fund’s, as applicable) ability to call, repay of redeem such senior security or other indebtedness by the repurchase pricing date, either in ‘whole or in part without penalty or premium, as necessary to permit BGFREI (or Future Fund, as applicable) to complete the repurchase offer in such amounts, as the trustees have determined, in compliance with the asset coverage requirements of Section 18 of the Act and in accordance with Rule 23c-3(b)(9).

[7]	Rule 23c-3(a)(4).

In accordance with Rule 23c-3(b)(10), from (a) the time that BGFREI (or any Future Fund) sends its notification to common shareholders of the repurchase offer, which shall be sent in compliance with the requirements of Rule 23c-3(b)(4) as modified by the requested Order, until (b) the repurchase pricing date, a percentage of such fund’s assets equal to at least 100% of the repurchase offer amount will consist of: (1) assets that can be sold or disposed of in the ordinary course of business at approximately the price at which such fund has valued such investment, within a period equal to the period between the repurchase request deadline and the repurchase payment deadline, or (2) assets that mature by the next repurchase payment deadline; and in the event BGFREI’s (or any Future Fund’s) assets fail to comply with this requirement, the board of trustees of such fund will cause such fund to take such action as it deems appropriate to ensure compliance. The BGFREI Board will adopt (and any Future Fund’s board of trustees will adopt) written procedures reasonably designed, taking into account current market conditions and such fund’s investment objectives, to ensure that such fund’s portfolio assets are sufficiently liquid so that BGFREI (and any Future Fund, as applicable) can comply with its fundamental policy on repurchases and with the liquidity requirements described above. The BGFREI Board (and any Future Fund’s board of trustees) will review the overall composition of the portfolio) and make and approve such changes to the procedures as it deems necessary. Applicants believe BGFREI’s portfolio can be (and any Future Fund’s portfolio will be) managed to provide ample liquidity for its current quarterly repurchase offers and its proposed monthly repurchase offers in accordance with the requirements of Rule 23c-3(b)(10).

BGFREI and any underwriter for BGFREI will (and any Future Fund and any respective underwriter for such fund will) comply as if BGFREI (and any Future Fund, as applicable) was an open-end investment company, with the provisions of Section 24(b) of the Act and the rules thereunder with respect to any advertisement, pamphlet, circular, form letter, or other sales literature addressed to, of intended for distribution to, prospective investors in accordance with Rule 23c-3(b)(11).

III. EXEMPTIONS REQUESTED

Section 23(c) of the Act provides, in relevant part, that no registered closed-end investment company shall purchase any securities of any class of which it is the issuer except: (a) on a securities exchange or other open market; (b) pursuant to tenders, after reasonable! opportunity to submit tenders given to all holders of securities of the class to be purchased; or (c) under such other circumstances as the Commission may permit by rules and regulations or orders for the protection of investors in order to insure that such purchases are made in a manner or on a basis which does not unfairly discriminate against any holders of the class or classes of securities to be purchased. Repurchase offers made pursuant to the exception which permits closed-end funds to make repurchases pursuant to tender offers are considered issuer tender offers and thus, absent further relief, must comply with the requirements of the tender offer rules under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including Rules 13e-4 and 14e-1.

The Commission also may exempt closed-end issuer repurchases from the prohibitions in Section 23(c) pursuant to Section 23(c)(3). Rule 23c-3 provides such an exemption as it permits a registered closed-end investment company to make repurchase offers for its common stock at net asset value at periodic intervals pursuant to a fundamental policy of the investment company. “Periodic interval” is defined in Rule 23c-3(a)(1) as an interval of three, six or twelve months. Rule 23c-3(b)(4) requires that notification of each repurchase offer be sent to common shareholders no less than 21 calendar days and no more than 42 calendar days before the repurchase request deadline. Rule 23c-3(a)(3) provides that a repurchase offer amount may be between 5% and 25% of the common stock outstanding on the repurchase request deadline. At the time the Commission adopted Rule 23c-3, corresponding amendments to Rules 10b-68 and 13e-4 of the Exchange Act and Regulation 14E of the Exchange Act were also adopted, exempting repurchase offers pursuant to Rule 23c-3 from most of the provisions of those rules.9

Applicants request an order pursuant to Section 6(c) and 23(c) of the Act exempting them from the definition of “periodic interval” under Rule 23c-3(a)(1) that would permit BGFREI (and any Future Fund) to rely on the relief provided by Rule 23c-3 while making repurchase offers on a monthly basis. Applicants also request an exemption from the notice provisions of Rule 23c-3(b)(4) to permit BGFREI (and any Future Fund) to send notification of an upcoming repurchase offer to common shareholders at least seven but no more than fourteen calendar days in advance of the repurchase request deadline.10

IV. COMMISSION AUTHORITY

Pursuant to Section 6(c) of the Act, the Commission may, by order on application, conditionally or unconditionally, exempt any person, security or transaction, or any class or classes of persons, securities or transactions from any provision or provisions of the Act or from any rule or regulation under the Act, if and to the extent that the exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Section 23(c) of the Act provides, in relevant part, that no registered closed-end investment company shall purchase securities of which it is the issuer, except: (a) on a securities exchange or other open market; (b) pursuant to tenders, after reasonable opportunity to submit tenders given to all holders of securities of the class to be purchased; or (c) under such other circumstances as the Commission may permit by rules and regulations or orders for the protection of investors.

Section 23(c)(3) of the Act provides that the Commission may issue an order that would permit a closed-end investment company to repurchase its shares in circumstances in which the repurchase is made in a manner or on a basis that does not unfairly discriminate against any holders of the class or classes of securities to be purchased.

[8]	Rule 102(b)(2) of Regulation M continues this exception.
[9]	Subsequently, the Commission also added paragraph (a)(1)(xi) to Rule 415 under the Securities Act of 1933, as amended, in order to permit closed-end funds relying on Rule 23c-3 to make continuous or delayed offerings.
[10]	Based on the requested relief BGFREI (or any Future Fund) will be able to rely on the exemptions provided under Exchange Act and Securities Act rules for repurchase offers made in accordance with Rule 23c-3.

V. DISCUSSION

Background

In its 1992 study entitled Protecting Investors: A Half Century of Investment Company Regulation (“Protecting Investors”), the Commission’s Division of Investment Management (the “Division”) recognized that the Act imposes a rigid classification system that dictates many important regulatory consequences.11 For example, the characterization of a management company as “open-end” or “closed-end” has historically been crucial to the determination of the degree of liquidity a fund’s shareholders will have, and thus the liquidity required of a fund’s investments.

Furthermore, except as noted below, there has been no middle ground between the two extremes. Open-end funds have offered complete liquidity to their shareholders and thus required virtually complete liquidity of the underlying investments, while closed-end funds have been subject to requirements that in fact restrict the liquidity they are permitted to offer their investors. Under this dual system of regulation, neither form has provided the best vehicle for offering portfolios that have substantial, but not complete, liquidity. In Protecting Investors, the Division determined that, given the changes in the securities market since 1940 — in particular the emergence of semi-liquid investment opportunities — it was appropriate to re-examine the classification system and its regulatory requirements.12

The one exception to the liquid/illiquid dichotomy has been the so called “prime-rate funds.” These funds, first introduced in 1988, invest primarily in loans and provide shareholders liquidity through periodic tender offers or, more recently, periodic repurchases under Rule 23c-3.

Protecting Investors recognized that the rigidity of the Act’s classification system had become a limitation on sponsors’ ability to offer innovative products that would take advantage of the vast array of semi-liquid portfolio securities currently existing. The report also noted the pioneering efforts of the prime rate funds and the market success they had experienced.13 The report thus concluded that it would be appropriate to provide the opportunity for investment companies to “chart new territory” between the two extremes of the open-end and closed-end forms, consistent with the goals of investor protection.14 The Division thus recommended giving the industry the ability to employ new redemption and repurchasing procedures, subject to Commission rulemaking and oversight.

[11]	SEC Staff Report, Protecting Investors: A Half Century of Investment Company Regulation 421 (May 1992), at 421.
[12]	Id. at 424.
[13]	Id. at 439-40.
[14]	Id. at 424.

In accordance with this recommendation, and shortly after Protecting Investors was published, the Commission proposed for comment a new rule designed to assist the industry in this endeavor.15 The Commission proposed Rule 23c-3, which began from the closed-end, illiquid perspective under Section 23(c), and provided flexibility to increase shareholder liquidity through periodic repurchase offers under simplified procedures. Rule 23c-3 was adopted in April 1993.16

The prime rate funds were cited in both Protecting Investors and the Proposing Release as the prototype for the interval concept.17 Nonetheless, while the prime rate funds broke the path for innovation in this area, developments since the origin of these funds make further innovation appropriate. Precedent exists for the granting of exemptive relief to permit other “prime rate” interval funds to engage in repurchases on a monthly basis.18

Monthly Repurchases

Applicants request an order pursuant to Sections 6(c) and 23(c) of the Act exempting them from Rule 23c-3(a)(1) solely to the extent necessary to permit BGFREI (and any Future Fund) to make monthly repurchase offers. Applicants also request an exemption from the notice provisions of Rule 23c-3(b)(4) solely to the extent necessary to permit BGFREI (and any Future Fund) to send notification of an upcoming repurchase offer to shareholders at least seven days but not more than fourteen days in advance of the repurchase request deadline. In Applicants’ view, this modification would enhance, rather than diminish, the investor benefits provided by Rule 23c-3 and is consistent with the public interest and investor protection. As long as BGFREI (and any Future Fund), as supervised by its board of trustees, can make monthly repurchase offers pursuant to the modified notification requirements requested herein and otherwise comply with the remainder of Rule 23c-3, including its requirements with respect to liquidity — and Applicants believe BGFREI (and any Future Fund) will be able to do so — there is no public interest nor investor protection concern that justifies prohibiting monthly repurchase offers.

In the rulemaking proceeding in which Rule 23c-3 was adopted, certain commenters requested that a provision for monthly repurchases be incorporated in the final Rule. At the time of adoption, the Commission declined to do so. The Commission was concerned that shorter repurchase intervals would not be compatible with the notification requirement in paragraph (b)(4) of the Rule because a fund would need to send out a notification for a repurchase offer before it had completed the previous offer.19 Applicants believe that this concern should not

[15]	Investment Co. Act Rel. No. 18869 (July 28, 1992) (the “Proposing Release”).
[16]	Investment Co. Act Rel. No. 19399 (April 7, 1993) (the “Adopting Release”). The Commission also had proposed Rule 22e-3, which began from the open-end, complete liquidity perspective under Section 22 of the Act, and permitted periodic or delayed, rather than constant liquidity. The Commission neither adopted nor withdrew proposed Rule 22e-3. To Applicants’ knowledge, the Commission has taken no further action with respect to Rule 22e-3.
[17]	Protecting Investors at 439-40; Proposing Release at 27.
[18]	In the Matter of Van Kampen Asset Management, et al., Rel. No. IC-27317 (May 12, 2006) (notice), Rel. No. IC-27390 (June 7, 2006) (order) (“Van Kampen”). In the Matter of CypressTree Asset Management Corporation Inc., et al., Rel. No. IC-23020 (Feb. 4, 1998) (notice), Rel. No. IC-23055 (Mar. 3, 1998) (order) (“CypressTree”). In the Matter of ING Pilgrim Investments. LLC, et al., Rel. No. IC-25167 (Sep. 21, 2001) (notice), Rel. No. IC-25212 (Oct. 17, 2001) (order) (“Pilgrim Investments”).
[19]	See Adopting Release at 28 29.

deter the Commission from granting relief requested in this case. First, it is understandable that, in its initial efforts to “chart new territory” the Commission was reluctant to provide too many options. Regulatory prudence might well have dictated adopting a more limited rule, and considering more flexible proposals on a case-by-case basis. Second, it is significant that the reason given is one of logistics rather than substance. In fact, as discussed below, the logistical concern mentioned would not pertain to Applicants’ proposal.

Rule 23c-3(b)(4) requires that notification of each repurchase offer be sent to common shareholders no less than 21 days and no more than 42 days before the repurchase request deadline. In order to prevent any overlap between payment for a repurchase and notification of the next month’s repurchase offer or resulting investor confusion, Applicants request an exemption from the notice provisions of Rule 23c-3(b)(4) to the extent necessary to permit BGFREI (and any Future Fund) to send notification of an upcoming repurchase offer to common shareholders at least seven calendar days, but not more than fourteen calendar days, in advance of the repurchase request deadline. Because BGFREI (and any Future Fund) currently intends to make payment on the next business day following the repurchase pricing date (and, in any event, no later than seven calendar days after the repurchase pricing date), this proposed timing will ensure that common shareholders have received payment in full for any repurchases before receiving notification of the next repurchase offer. The entire repurchase procedure will be completed before the next notification is sent out, thus avoiding any overlap. Applicants believe that these procedures will eliminate any possibility of investor confusion from monthly repurchases.

BGFREI’s prospectus provides (and any Future Fund’s prospectus will provide) a clear explanation of the repurchase program. Moreover, shareholders in any Future Fund that seeks shareholder approval to adopt or change a fundamental policy to permit monthly repurchase offers will receive full disclosure in the proxy materials sent to obtain the requisite shareholder approval. Applicants expect that, before long, the monthly repurchase opportunity will become as routine in the shareholder’s mind as daily redemptions, and that the significance of the notification will diminish. Thus, any remote possibility of investor confusion due to the proximity in time of the repurchase payment deadline to the sending of the next notification will be adequately dealt with by disclosure.

Finally, BGFREI’s (and any Future Fund’s) procedures will provide that the BGFREI Board (and any Future Fund’s board of trustees) will be informed of the number of repurchase requests made in the previous repurchase offer—and those repurchases will have been completed — at the time such fund’s board of trustees determines the repurchase offer amount for the current month. This will enable the BGFREI Board (and any Future Fund’s board of trustees) to take that information, as well as relevant liquidity reports from the portfolio manager, into account in setting the repurchase offer amount.

Applicants believe that monthly rather than quarterly repurchases offer many benefits and therefore would be in the public interest and in the common shareholders’ interests and be consistent with the policies underlying Rule 23c-3. Rule 23c-3 currently permits periodic repurchase offers no more frequently than once every three months, but monthly repurchases would provide significant benefits to common shareholders because their investments will be more liquid than an investment in a fund conducting only quarterly repurchase offers. Investors also will be better able to manage their investments and plan transactions because they will know that, if they decide to forego a repurchase offer, they only need to wait one (rather than three) months for the next offer. Applicants believe their continuous offering of multiple classes of common shares coupled with the requested relief allowing monthly repurchases provides the public marketplace and BGFREI (and any Future Fund) common shareholders with more investment options. Finally, consistent with Section 23(c)(3), monthly repurchase offers will be made available to all common shareholders and thus, will not unfairly discriminate against any holders of the common shares to be purchased.

For all of these reasons, Applicants believe that the requested relief is “appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions” of the Act. Because BGFREI will describe (and any Future Fund will describe) its repurchase policy fully in its prospectus and annual report, shareholders and potential investors will have available all information about BGFREI (and any Future Fund) and its differences from a traditional open-end fund and traditional closed-end fund. Finally, because the requested Order will increase the investment alternatives available to investors, the requested Order is appropriate in the public interest. Because the monthly repurchase offers will be made available to all common shareholders and otherwise comply with the requirements of Rule 23c-3 (except as it relates to the imposition of early withdrawal fees), the repurchase offers will not be made in a manner or on a basis which unfairly discriminates against holders of the common shares to be purchased.

Applicants believe that there is precedent for the requested relief and that monthly repurchases are consistent with the policies underlying Rule 23c-3. The Commission has granted exemptive relief under Rule 23c-3 to permit other interval funds to make monthly repurchase offers under modified notice procedures.20 Under the Van Kampen order, a closed-end fund investing in senior secured floating rate loans sought to make monthly repurchase offers of not less than 5% of its outstanding common shares but not more than 25% in the trailing three month period pursuant to modified notice procedures under Rule 23c-3, and was granted relief that was similar to that which the Applicants seek here. Under the Pilgrim Investments order, a closed-end fund investing in senior secured floating rate loans sought to make monthly repurchase offers of not more than 5% of its outstanding common shares but not more than 25% in the aggregate in any one quarter pursuant to modified notice procedures under Rule 23c-3, and was granted relief that was similar to that which the Applicants seek here. Under the CypressTree order, another closed-end fund investing in senior secured floating rate loans sought to make monthly repurchase offers of not more than 10% of its outstanding common shares. Applicants submit that the requested relief is appropriate under the applicable statutory standards.

VI. APPLICANTS’ CONDITIONS

Applicants agree that any order granting the requested relief will be subject to the following conditions:

[20]	See Van Kampen supra at note 18, See Pilgrim Investments supra at note 18. See also CypressTree, supra at note 18.

a. BGFREI (and any Future Fund relying on this relief) will make a repurchase offer pursuant to Rule 23c-3(b) for a repurchase offer amount of not less than 5% in any one-month period. In addition, the repurchase offer amount for the then current monthly period, plus the repurchase offer amounts for the two monthly periods immediately preceding the then current monthly period, will not exceed 25% of BGFREI’s (or Future Fund’s, as applicable) outstanding common shares. BGFREI (and any Future Fund relying on this relief) may repurchase, additional tendered common shares pursuant to Rule 23c-3(b)(5) only to the extent the percentage of additional common shares so repurchased does not exceed 2% in any three-month period.

b. Payment for repurchased common shares will occur at least five business days before notification of the next repurchase offer is sent to common shareholders of BGFREI (or any Future Fund relying on this relief).

VII. CONCLUSION

For the reasons stated above, Applicants submit that the exemptions requested are necessary or appropriate in the public interest and are consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act, and thus meet the standards of Section 6(c). Applicants further submit that the relief requested pursuant to Section 23(c)(3) will be consistent with the protection of investors and will insure that any purchases are made in a manner or on a basis which does not unfairly discriminate against any holders of the class of securities to be purchased. Finally, Applicants submit that the relief requested is consistent with that previously provided by the Commission in the Van Kampen, Pilgrim Investments and CypressTree orders.

Applicants desire that the Commission issue the requested Order pursuant to Rule 0-5 under the Act without conducting a hearing.

As required by Rule 0-2(c)(1) under the Act, each Applicant hereby states that all of the requirements for execution and filing of this Application have been complied with in accordance with the operating agreements of the Applicants, as applicable, and the undersigned officers of the Applicants are fully authorized to execute this Application. The resolutions of BGFREI’s Board of Trustees are attached as Exhibit A to this Application in accordance with the requirements of Rule 0-2(c)(1) under the Act, the authorizations required by Rule 0-2(c) under the Act, and the verifications required by Rule 0-2(d) under the Act, are attached as Exhibits B and C to this Application, respectively.

Pursuant to Rule 0-2(f) under the Act, the Applicants state that their address is 345 Park Ave., 31st Floor East, New York, New York 10154 and that all written communications regarding this Application should be directed to the individuals and addresses indicated on the first page of this Application.

[Signature page follows.]

SIGNATURES

BLACKSTONE / GSO FLOATING RATE ENHANCED INCOME FUND

By:	/s/ Daniel H. Smith, Jr.
Name: Daniel H. Smith, Jr.
Title: Chairman, President,
Chief Executive Officer and Trustee

Dated:	October 17, 2017

GSO / BLACKSTONE DEBT FUNDS MANAGEMENT LLC

By:	/s/ Marisa J. Beeney
Name: Marisa J. Beeney
Title: Authorized Signatory

Dated:	October 17, 2017

BLACKSTONE ADVISORY PARTNERS L.P.

By:	/s/ C.B. Richardson
Name: C.B. Richardson
Title: Authorized Signatory

Dated:	October 17, 2017

EXHIBIT A

AUTHORIZATION OF

BLACKSTONE / GSO FLOATING RATE ENHANCED INCOME FUND

In accordance with Rule 0-2(c) under the Act, Marisa J. Beeney, in her capacity as Chief Legal Officer and Secretary of Blackstone / GSO Floating Rate Enhanced Income Fund (the “Fund”), states that all actions necessary to authorize the execution and filing of this Application have been taken, and the person signing and filing this document is authorized to do so on behalf of the Fund pursuant to his general authority as Chairman, President, Chief Executive Officer and Trustee of the Fund and pursuant to the following resolutions adopted by the Board of Trustees of the Fund on September 27, 2017:

RESOLVED, that the President, Chief Financial Officer, Chief Legal Officer, Executive Vice President, the Treasurer and the Secretary be and they hereby are, and each of them acting individually hereby is, authorized to execute and file on behalf of the Fund any request, report, or application or amendment to any thereof with the SEC that may be required or desirable from time to time under the 1940 Act or the 1933 Act, and the rules and regulations promulgated thereunder, such request, report, or application or amendment to any thereof to be in form and substance satisfactory to counsel for the Fund, the execution and filing of any such request, report, or application or amendment to any thereof to be conclusive evidence of its authorization hereby; and be it

FURTHER RESOLVED, that the President, Chief Financial Officer, Chief Legal Officer, Executive Vice President, the Treasurer and the Secretary be, and they hereby are, authorized to prepare, or cause to be prepared, and to execute and file with the SEC any amendments to the requested exemptive order pursuant to Sections 6(c) and 23(c)(3) of the 1940 Act for an exemption from certain provisions of Rule 23c-3 thereunder to conduct monthly repurchase offers (“Monthly Exemptive Order”); and be it

FURTHER RESOLVED, that the President, Chief Financial Officer, Chief Legal Officer, Executive Vice President, the Treasurer and the Secretary be, and they hereby are, authorized to take all such further action and to execute and deliver all such further instruments and documents, in the name of and on behalf of the Fund, on the advice and assistance of counsel, and to pay all such expenses as shall be necessary, proper or advisable, in order to fully carry out the intent, and accomplish the purposes of, the foregoing; and be it

FURTHER RESOLVED, that the President, Chief Financial Officer, Chief Legal Officer, Executive Vice President, the Treasurer and the Secretary be, and they hereby are, authorized and directed, for and on the Fund’s behalf, to take or cause to be taken, any and all action, to execute and deliver any and all certificates, instructions, requests or other instruments, and to do any and all things that in their judgment, on the advice and assistance of counsel, as may be necessary or advisable to effect each of the resolutions adopted to carry out the purposes and intent thereof, and as may be necessary or advisable for the conduct of the Fund’s business.

BLACKSTONE /GSO FLOATING RATE ENHANCED INCOME FUND

By:	/s/ Marisa J. Beeney
Name: Marisa J. Beeney
Title: Chief Legal Officer and Secretary
Dated:	October 17, 2017

EXHIBIT B

AUTHORIZATION OF

GSO / BLACKSTONE DEBT FUNDS MANAGEMENT LLC

In accordance with Rule 0-2(c) under the Act, GSO / Blackstone Debt Funds Management LLC states that all actions necessary to authorize the execution and filing of this Application have been taken, and the person signing and filing this Application is authorized to do so on behalf of GSO / Blackstone Debt Funds Management LLC. Marisa J. Beeney is authorized to sign and file this Application on behalf of GSO / Blackstone Debt Funds Management LLC pursuant to the general authority vested in her as an Authorized Signatory.

GSO / BLACKSTONE DEBT FUNDS MANAGEMENT LLC

By:	/s/ Marisa J. Beeney
	Name:	Marisa J. Beeney
	Title:	Authorized Signatory

Dated: October 17, 2017

AUTHORIZATION OF

BLACKSTONE ADVISORY PARTNERS L.P.

In accordance with Rule 0-2(c) under the Act, Blackstone Advisory Partners L.P. states that all actions necessary to authorize the execution and filing of this Application have been taken, and the person signing and filing this Application is authorized to do so on behalf of Blackstone Advisory Partners L.P. C.B. Richardson is authorized to sign and file this Application on behalf of Blackstone Advisory Partners L.P. pursuant to the general authority vested in him as an Authorized Signatory.

BLACKSTONE ADVISORY PARTNERS L.P.

By:	/s/ C.B. Richardson
	Name:	C.B. Richardson
	Title:	Authorized Signatory

Dated: October 17, 2017

EXHIBIT C

VERIFICATION OF

BLACKSTONE / GSO FLOATING RATE ENHANCED INCOME FUND

The undersigned states that he has duly executed the attached Application dated October 17, 2017 for and on behalf of Blackstone / GSO Floating Rate Enhanced Income Fund in his capacity as the Chairman, President, Chief Executive Officer and Trustee of such entity and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

BLACKSTONE / GSO FLOATING RATE ENHANCED INCOME FUND

By:	/s/ Daniel H. Smith
	Name:	Daniel H. Smith
	Title:	Chairman, President, Chief Executive
Officer and Trustee

Dated: October 17, 2017

VERIFICATION OF

GSO / BLACKSTONE DEBT FUNDS MANAGEMENT LLC

The undersigned states that she has duly executed the attached Application dated October 17, 2017 for and on behalf of GSO / Blackstone Debt Funds Management LLC in her capacity as an Authorized Signatory of such entity and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

GSO / BLACKSTONE DEBT FUNDS MANAGEMENT LLC

By:	/s/ Marisa J. Beeney
	Name:	Marisa J. Beeney
	Title:	Authorized Signatory

Dated: October 17, 2017

VERIFICATION OF

BLACKSTONE ADVISORY PARTNERS L.P.

The undersigned states that he has duly executed the attached Application dated October 17, 2017 for and on behalf of Blackstone Advisory Partners L.P. in his capacity as an Authorized Signatory of such entity and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

BLACKSTONE ADVISORY PARTNERS L.P.

By:	/s/ C.B. Richardson
	Name:	C.B. Richardson
	Title:	Authorized Signatory

Dated: October 17, 2017